Exhibit 99.1

NEWS RELEASE

Media Contacts: Doug Kline/Jennifer Andrews
Sempra Energy
(877) 866-2066
www.sempra.com

Financial Contacts: Dennis Arriola/Karen Sedgwick
Sempra Energy
(877) 736-7727

SEMPRA ENERGY REPORTS STRONG OPERATING RESULTS IN THIRD-QUARTER

- **Earnings-Per-Share Outlook for 2005 Raised to $3.40 to $3.60 from $3.20 to $3.40**

- **Capital Spending for Energy Projects $1 Billion Through Three Quarters**

SAN DIEGO, Nov. 2, 2005 – Sempra Energy (NYSE: SRE) today reported third-quarter 2005 earnings of $221 million, or $0.86 per diluted share, compared with third-quarter 2004 earnings of $231 million, or $0.98 per diluted share.

Net income in the third quarter 2005 included the effects of several items, including $71 million from the favorable resolution of prior-years' tax issues, a $38 million gain from the sale of Sempra Commodities' natural gas storage assets, and a $27 million benefit at San Diego Gas & Electric (SDG&E) from an electric-transmission-cost settlement. The quarterly results were negatively affected by a $189 million after-tax effect from an increase in reserves at the parent company and several of its subsidiaries, almost entirely for continuing litigation.

-more-

Excluding the impact of discontinued operations and the items listed above, net income would have been $275 million, or $1.07 per diluted share. In the prior-year's period, net income was $227 million, or $0.96 per diluted share, excluding the effects of a $9 million gain from the sale of property and $5 million in tax issues that negatively affected earnings.

For the first nine months of 2005, Sempra Energy's earnings were $565 million, or $2.26 per diluted share, up 3 percent over $549 million, or $2.36 per diluted share, for the same period in 2004.

"Our strong operating results in the third quarter, especially from our commodity operations, have contributed to an improved outlook for the rest of the year," said Stephen L. Baum, chairman and chief executive officer of Sempra Energy. "We are raising our 2005 GAAP earnings-per-share guidance to $3.40 to $3.60 from $3.20 to $3.40. "

Sempra Energy's revenues in the third quarter 2005 were $2.7 billion, compared with $2.2 billion in the year-ago quarter, based on higher volatility in commodity prices that led to increased margins in natural gas and power sales at Sempra Commodities.

During the first nine months of 2005, Sempra Energy's capital expenditures totaled $1 billion -- more than half of which have been invested in SDG&E and Southern California Gas Co. (SoCalGas) -- compared with approximately $850 million during the same period last year.

"With energy supplies tight in North America, we continue to invest in natural gas and electric infrastructure to bring new supplies to market," said Baum.

OPERATING HIGHLIGHTS

Sempra Utilities

Third-quarter earnings for SDG&E rose to $102 million in 2005 from $60 million in 2004, due primarily to a $39 million tax benefit and the $27 million electric-transmission-cost settlement, offset by the effect of a $27 million after-tax increase in litigation reserves.

-more-

Net income for SoCalGas in the third quarter 2005 was $36 million, compared with $68 million in the third quarter 2004, due primarily to the effect of a $53 million after-tax increase in litigation reserves, partially offset by an $18 million tax benefit. Third-quarter 2004 results included a $9 million gain from a property sale.

SDG&E recently signed several major power-purchase contracts for renewable energy. Last month, the utility entered into an agreement with enXco of Escondido, Calif., for 205.5 megawatts (MW) of wind power with deliveries beginning in 2007-08. In September 2005, SDG&E contracted with Stirling Energy Systems of Arizona for 300 MW of solar power under a 20-year agreement and with San Diego-based Covanta for approximately 4 MW of power from a local landfill gas facility under a 10-year agreement.

"With these new contracts, SDG&E is well on its way to achieving its goal of meeting 20 percent of its customers' needs by 2010 with renewable energy and developing a balanced portfolio of energy resources," said Baum.

Sempra Commodities

Sempra Commodities posted strong quarterly results, earning $161 million in the third quarter 2005, up from $46 million in the same period last year. The bulk of the company's growth during the quarter came from its North American and European natural gas and power sales. The results for the quarter also included a $16 million tax benefit, the $38 million gain related to the sale of its natural gas storage assets and the effect of a $14 million after-tax increase in litigation reserves.

Sempra Generation

Sempra Generation's third-quarter net income was $30 million in 2005, compared with $64 million in 2004. Third-quarter 2005 earnings were affected by higher development costs, $19 million from temporary mark-to-market losses on forward sales and the effect of a $5 million after-tax increase in litigation reserves. Third-quarter 2004 results included approximately $7 million in temporary mark-to-market gains.

-more-

Sempra Pipelines & Storage

Based on improved performance at the company's distribution operations outside the United States, Sempra Pipelines & Storage's net income more than doubled to $19 million in the third quarter 2005 from $7 million in the same period last year.

During the quarter, Sempra Pipelines & Storage entered into a Memorandum of Understanding with Kinder Morgan Energy Partners, L.P. to pursue development of a proposed new 1,700-mile natural gas pipeline that would link producing areas in the Rocky Mountain region to the upper Midwest and eastern United States. As designed, the pipeline would have capacity of up to 2 billion cubic feet per day. Initially, Kinder Morgan would own two-thirds of the equity in the proposed pipeline and Sempra Pipelines & Storage would own one-third.

Sempra LNG

Sempra LNG reported a third-quarter loss of $5 million in 2005, compared with a loss of $4 million last year.

"With construction of our Louisiana and Mexico liquefied natural gas (LNG) terminals now under way and our Texas LNG terminal in the latter stages of permitting, we continue to make good progress toward becoming North America's leading importer of LNG," said Baum. "LNG remains a key to expanding domestic supplies and helping to stabilize natural gas prices in the future."

Last month, Sempra LNG announced that it is proceeding with detailed negotiations to deliver Algerian natural gas to the U.S. Gulf Coast. The negotiations follow a Heads of Agreement (HOA) signed earlier this year with Sonatrach S.A., one of the world's leading energy firms. The non-binding HOA contemplates a 20-year agreement to import the equivalent of 250 million cubic feet per day (MMcfd) to 500 MMcfd of Algerian liquefied natural gas to Sempra LNG's Cameron LNG receipt terminal.

Litigation Update

On Oct. 29, 2005, Sempra Energy, SoCalGas and SDG&E announced that the companies had entered into a legal settlement with the County of Los Angeles and 11 other plaintiffs that fully resolved their claims related to the Continental Forge case. Terms of the agreement were not disclosed.

"This settlement represents a very small part of the overall litigation related to the energy crisis," said Baum. "We are pleased with the mutually agreeable settlement."

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with key company executives. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering the passcode, 9806013.

Sempra Energy (NYSE: SRE), based in San Diego, is a Fortune 500 energy services holding company with 2004 revenues of $9.4 billion. The Sempra Energy companies' 13,000 employees serve more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/3Q2005_Table_F.pdf.

###

Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

(Dollars in millions, except per share amounts)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Operating revenues				
California utilities:				
Natural gas	$ 1,032	$ 909	$ 3,520	$ 3,189
Electric	463	445	1,263	1,246
Other	1,231	811	2,907	2,086
Total operating revenues	2,726	2,165	7,690	6,521
Operating expenses				
California utilities:				
Cost of natural gas	547	438	2,060	1,744
Cost of electric fuel and purchased power	146	143	437	425
Other cost of sales	743	484	1,887	1,186
Other operating expenses	993	530	2,069	1,597
Depreciation and amortization	157	171	481	501
Franchise fees and other taxes	61	54	185	171
Total operating expenses	2,647	1,820	7,119	5,624
Operating income	79	345	571	897
Other income, net	131	40	157	58
Interest income	29	25	52	58
Interest expense	(75)	(74)	(221)	(234)
Preferred dividends of subsidiaries	(2)	(2)	(7)	(7)
Income from continuing operations before income taxes	162	334	552	772
Income tax expense (benefit)	(60)	103	(16)	191
Income from continuing operations	222	231	568	581
Discontinued operations, net of tax	(1)	-	(3)	(32)
Net income	$ 221	$ 231	$ 565	$ 549
Basic earnings per share:				
Income from continuing operations	$ 0.87	$ 1.01	$ 2.33	$ 2.55
Discontinued operations, net of tax	-	-	(0.01)	(0.14)
Net income	$ 0.87	$ 1.01	$ 2.32	$ 2.41
Weighted-average number of shares outstanding (thousands)	252,974	229,376	243,342	227,412
Diluted earnings per share:				
Income from continuing operations	$ 0.86	$ 0.98	$ 2.27	$ 2.50
Discontinued operations, net of tax	-	-	(0.01)	(0.14)
Net income	$ 0.86	$ 0.98	$ 2.26	$ 2.36
Weighted-average number of shares outstanding (thousands)	257,370	235,936	249,874	232,366
Dividends declared per share of common stock	$ 0.29	$ 0.25	$ 0.87	$ 0.75

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	September 30, 2005		December 31, 2004	
	(Unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	503	$	419
Short-term investments		12		15
Accounts receivable		800		1,032
Due from unconsolidated affiliate		4		4
Deferred income taxes		36		15
Interest receivable		32		80
Trading-related receivables and deposits, net		3,281		2,606
Derivative trading instruments		5,547		2,339
Commodities owned		2,456		1,547
Regulatory assets arising from fixed-price contracts and other derivatives		121		152
Other regulatory assets		107		103
Inventories		240		172
Other		274		222
Current assets of continuing operations		13,413		8,706
Current assets of discontinued operations		55		70
Total current assets		13,468		8,776
Investments and other assets:				
Due from unconsolidated affiliates		27		42
Regulatory assets arising from fixed-price contracts and other derivatives		411		500
Other regulatory assets		564		619
Nuclear decommissioning trusts		631		612
Investments		1,104		1,164
Sundry		994		844
Total investments and other assets		3,731		3,781
Property, plant and equipment, net		11,780		11,086
Total assets	$	28,979	$	23,643
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	305	$	405
Accounts payable		1,088		1,126
Due to unconsolidated affiliates (mandatorily redeemable preferred securities)		-		205
Income taxes payable		75		187
Trading-related payables		4,501		3,182
Derivative trading instruments		4,742		1,484
Commodities sold with agreement to repurchase		394		513
Dividends and interest payable		137		123
Regulatory balancing accounts, net		522		509
Fixed-price contracts and other derivatives		128		157
Current portion of long-term debt		401		398
Other		820		776
Current liabilities of continuing operations		13,113		9,065
Current liabilities of discontinued operations		7		17
Total current liabilities		13,120		9,082
Long-term debt		4,346		4,192
Deferred credits and other liabilities:				
Due to unconsolidated affiliates		162		162
Customer advances for construction		95		97
Postretirement benefits other than pensions		124		129
Deferred income taxes		227		420
Deferred investment tax credits		74		78
Regulatory liabilities arising from cost of removal obligations		2,444		2,359
Regulatory obligations arising from asset retirement obligations		342		333
Other regulatory liabilities		60		67
Fixed-price contracts and other derivatives		412		500
Asset retirement obligations		334		326
Deferred credits and other		1,183		854
Total deferred credits and other liabilities		5,457		5,325
Preferred stock of subsidiaries		179		179
Shareholders' equity		5,877		4,865
Total liabilities and shareholders' equity	$	28,979	$	23,643

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (Unaudited)

(Dollars in millions)	Nine months ended September 30, 2005		Nine months ended September 30, 2004	
Cash Flows from Operating Activities:				
Net income	$	565	$	549
Adjustments to reconcile net income to net cash provided by operating activities:				
Loss from discontinued operations, net of tax		3		32
Depreciation and amortization		481		501
Gain on sale of assets		(105)		(15)
Impairment losses		11		8
Deferred income taxes and investment tax credits		(161)		(7)
Other		7		42
Net changes in other working capital components		(387)		(519)
Changes in other assets		(99)		(72)
Changes in other liabilities		349		21
Net cash provided by continuing operations		664		540
Net cash used in discontinued operations		(3)		(30)
Net cash provided by operating activities		661		510
Cash Flows from Investing Activities:				
Expenditures for property, plant and equipment		(957)		(782)
Proceeds from sale of assets		274		371 (1)
Proceeds from disposal of discontinued operations		3		137
Investments and acquisitions of subsidiaries, net of cash acquired		(80)		(70)
Dividends received from affiliates		46		50
Other		(8)		8
Net cash used in investing activities		(722)		(286)
Cash Flows from Financing Activities:				
Common dividends paid		(193)		(145)
Issuance of common stock		692		90
Repurchases of common stock		(95)		(5)
Issuance of long-term debt		255		897
Payments on long-term debt		(209)		(1,648)
Redemption of mandatorily redeemable preferred securities		(200)		-
Increase (decrease) in short-term debt, net		(102)		434
Other		(3)		(4)
Net cash provided by (used in) financing activities		145		(381)
Increase (decrease) in cash and cash equivalents		84		(157)
Cash and cash equivalents, January 1		419		409
Cash and cash equivalents, September 30	$	503	$	252

(1) Includes $363 proceeds from the sale of U.S. Treasury obligations which previously securitized the Mesquite synthetic lease.

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Net Income				
California Utilities:				
San Diego Gas & Electric	$ 102	$ 60	$ 190	$ 140
Southern California Gas	36	68	163	174
Total California Utilities	138	128	353	314
Sempra Global:				
Sempra Commodities	161	46	216	149
Sempra Generation	30	64	103	118
Sempra Pipelines & Storage	19	7	48	35
Sempra LNG	(5)	(4)	(15)	-
Total Sempra Global	205	113	352	302
Sempra Financial	8	10	19	26
Parent & Other	(129)	(20)	(156)	(61)
Continuing Operations	222	231	568	581
Discontinued Operations (1)	(1)	-	(3)	(32)
Consolidated Net Income	$ 221	$ 231	$ 565	$ 549

(1) Reflects Atlantic Electric & Gas.

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Capital Expenditures and Investments				
California Utilities:				
San Diego Gas & Electric	$ 146	$ 102	$ 342	$ 283
Southern California Gas	99	90	245	234
Total California Utilities	245	192	587	517
Sempra Global:				
Sempra Generation	115	106	209	154
Sempra Commodities	32	21	61	103
Sempra Pipelines & Storage	4	2	11	18
Sempra LNG	43	13	156	35
Total Sempra Global	194	142	437	310
Parent & Other	7	7	13	25
Consolidated Capital Expenditures and Investments	$ 446	$ 341	$ 1,037	$ 852

SEMPRA ENERGY

Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
CALIFORNIA UTILITIES	2005	2004	2005	2004
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 596	$ 545	$ 1,747	$ 1,649
SoCalGas (excludes intercompany sales)	$ 899	$ 809	$ 3,036	$ 2,786
Gas Sales (Bcf)	67	67	290	288
Transportation and Exchange (Bcf)	142	162	381	411
Total Deliveries (Bcf)	209	229	671	699
Total Gas Customers (Thousands)			6,358	6,271
Electric Sales (Millions of kWhs)	4,300	4,247	11,988	11,806
Direct Access (Millions of kWhs)	865	902	2,493	2,560
Total Deliveries (Millions of kWhs)	5,165	5,149	14,481	14,366
Total Electric Customers (Thousands)			1,333	1,312
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	6,317	6,435	16,967	14,796
SEMPRA PIPELINES & STORAGE				
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy.)				
Natural Gas Sales (Bcf)				
Argentina	88	78	210	191
Mexico	12	13	33	33
Chile	1	1	2	2
Natural Gas Customers (Thousands)				
Argentina			1,488	1,444
Mexico			98	99
Chile			37	37
Electric Sales (Millions of kWhs)				
Peru	1,058	997	3,185	3,020
Chile	511	474	1,752	1,484
Electric Customers (Thousands)				
Peru			762	744
Chile			518	504

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

*Margin * (Dollars in millions)*	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Geographical:				
North America	$ 254	$ 129	$ 548	$ 396
Europe/Asia	119	53	113	173
Total	$ 373	$ 182	$ 661	$ 569
Product Line:				
Gas	$ 121	$ (11)	$ 122	$ 83
Power	110	37	234	91
Oil - Crude & Products	89	107	160	198
Metals	3	16	42	125
Other	50	33	103	72
Total	$ 373	$ 182	$ 661	$ 569

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

Effect of EITF 02-03 (Dollars in millions)	Three months ended September 30, 2005 ****	2004	Nine months ended September 30, 2005 ****	2004
Mark-to-Market Earnings **	$ 153	$ 84	$ 282	$ 183
Effect of EITF 02-03 ***	8	(38)	(66)	(34)
GAAP Net Income	$ 161	$ 46	$ 216	$ 149

** Represents the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

*** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories and capacity contracts for transportation and storage.

**** Includes after-tax gain of $38 million related to the sale of certain storage assets.

Net Unrealized Revenue (Dollars in millions)	Fair Market Value September 30, 2005	Scheduled Maturity (in months) 0 - 12	13 - 24	25 - 36	> 36
Sources of Over-the-Counter (OTC) Fair Value:					
Prices actively quoted	$ 835	$ 675	$ (120)	$ 197	$ 83
Prices provided by other external sources	32	(6)	3	1	34
Prices based on models and other valuation methods	9	12			(3)
Total OTC Fair Value (1)	$ 876	$ 681	$ (117)	$ 198	$ 114
Maturity of OTC Fair Value					
Percentage	100.0%	77.8%	(13.4%)	22.6%	13.0%
Cumulative Percentages		77.8%	64.4%	87.0%	100.0%
Exchange Contracts (2)	$ (276)	$ (198)	$ 143	$ (177)	$ (44)
Total Net Unrealized Revenue at September 30, 2005	$ 600				

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	September 30, 2005	December 31, 2004
Commodity Exchanges	12%	10%
Investment Grade	71%	66%
Below Investment Grade	17%	24%

Risk Adjusted Performance Indicators (Mark-to-Market Basis)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
VaR at 95% (Dollars in millions) (1)	$ 12.8	$ 8.4	$ 10.3	$ 6.9
VaR at 99% (Dollars in millions) (2)	$ 18.0	$ 11.9	$ 14.6	$ 9.7
Risk Adjusted Return on Capital (RAROC) (3)	41%	45%	38%	40%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

Physical Statistics				
Natural Gas (BCF/Day)	11.7	13.6	11.5	13.4
Electric (Billions of kWhs)	107.0	89.8	300.8	265.6
Oil & Liquid Products (Millions Bbls/Day)	1.9	2.5	2.0	2.1